Exhibit 99.17

James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

20 June 2024

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

The 2024 Annual General Meeting of James Hardie Industries plc (James Hardie) will be held on Thursday, 8 August 2024 at 10:00pm (Dublin time) / Friday, 9 August 2024 at 7:00am (Sydney time) in James Hardie’s Corporate Headquarters, 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland and simultaneously via teleconference.

Security holders wishing to (a) place an item on the agenda of the AGM must submit a request in accordance with Articles 53(b) and 53(c) of James Hardie’s Articles of Association, or (b) make a director nomination must submit a request in accordance with Article 111 (b)(ii) of James Hardie’s Articles of Association, in each case by either:

•Delivering a hard copy of the request to James Hardie’s registered office:

1st Floor, Block A, One Park Place,
Upper Hatch Street,
Dublin 2, D02 FD79, Ireland; or

•Emailing a soft copy of the request to: investor.relations@jameshardie.com.au.

The closing date for receipt of nominations from persons wishing to be considered for election as a director of James Hardie is Thursday, 27 June 2024.

Regards
Aoife Rockett
Company Secretary

his announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895